www.excellonresources.com

EXCELLON EXPANDS PLATOSA HIGH-GRADE FOOTPRINT

INTERSECTING 2,356 G/T AGEQ OVER FIVE METRES FROM SURFACE

Toronto, Ontario – January 24, 2019 – Excellon Resources Inc. (TSX:EXN; OTC:EXLLF) (“Excellon” or the “Company”) is pleased to announce high-grade results from the ongoing surface exploration program at the Platosa Property in Durango, Mexico, where diamond drilling has expanded the NE-1S Manto eastward and identified an open zone of mineralization, with drilling ongoing.

Highlights:

●	Highest grade intersections encountered to date on NE-1S Manto, extending open zone of potential mineralization eastward from existing mineral resources.
●	Anomalous gold continues to be intersected along 623 Trend which continues into NE-1S Manto and remains open for expansion to the east.
●	High-grade intersections include:

o	968 g/t Ag, 9.4% Pb, 20.1% Zn and 0.28 g/t Au or 2,356 g/t silver equivalent (“AgEq”) over 5.0 metres in EX18LP1151;
o	1,127 g/t Ag, 8.41% Pb and 10.46% Zn or 1,996 g/t AgEq over 4.8 metres in EX18LP1155.

“We have encountered significantly higher than anticipated grades and widths at NE-1S from surface,” stated Ben Pullinger, Senior Vice President Geology. “More importantly, we have identified an open zone to continue expanding the mineralized footprint to the east with our ongoing drilling program during 2019.”

Exploration Results

The following table shows highlighted intervals from the current surface drilling program currently targeting the NE-1S Manto.

Hole ID	Interval(1)		Interval(2)	Au	Ag	Pb	Zn	AgEq (3)
	From	To	metres	g/t	g/t	%	%	g/t
EX18LP1144	344.0	344.8	0.9	0.02	283	9.8	0.3	705
EX18LP1147	343.5	349.1	5.6	0.03	383	8.0	0.2	725
including	343.5	344.2	0.7	0.07	1,394	12.5	0.1	1,917
and	350.4	352.9	2.5	0.01	406	3.7	0.2	570
including	351.0	351.8	0.8	0.01	1,015	8.2	0.2	1,362
EX18LP1149	347.3	347.9	0.6	0.01	2,060	7.8	9.1	2,831
EX18LP1151	352.0	357.0	5.0	0.28	968	9.4	20.2	2,356
including	352.0	353.2	1.2	0.38	1,312	17.2	24.7	3,252
EX18LP1154	350.3	350.2	0.4	-	391	1.5	0.5	478
EX18LP1155	349.5	354.5	4.8	0.02	1,127	8.4	10.5	1,996
including	349.9	350.6	0.7	0.01	4,284	24.9	8.1	5,720

(1)	From-to intervals are measured from the drill collar.
(2)	All intervals are reported as core length, true width is estimated to be 85-95% of reported intervals.
(3)	AgEq in drill results assumes $17.00 Ag, $1.03 Pb and $1.23 Zn with 100% metallurgical recovery, consistent with earlier results from the ongoing drilling program.

Today’s results are from systematic step out drilling to the east of the NE-1S Manto. These holes define an additional approximately 35 metres of eastward extension, where mineralization remains open and is the target of ongoing surface drilling. These holes are also located along a gold-bearing northeast structural trend that continues from the 623 Manto.

Surface drilling continues with a drill rig testing targets in the same target horizon that hosts the Platosa Mine within the north-south trending Platosa corridor. The Company is also in the process of defining new targets at Jaboncillo, PDN, Saltillera North and South and San Gilberto through its ongoing fieldwork program.

Platosa drill core samples are prepared and assayed by SGS Minerals Services in Durango, Mexico. The lab is accredited to ISO/IEC 17025. The Company has a comprehensive QA/QC program, supervised by an independent Qualified Person.

Platosa NE-1S Results – January 2019

Qualified Person

Mr. Ben Pullinger, P. Geo, Senior Vice-President Geology, has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information relating to exploration results contained in this press release.

About Excellon

Excellon’s 100%-owned Platosa Mine has been Mexico’s highest-grade silver mine since production commenced in 2005. The Company is focused on optimizing Platosa’s cost and production profile, discovering further high-grade silver and carbonate replacement deposit (CRD) mineralization on the 21,000 hectare Platosa Project and epithermal silver mineralization on the 100%-owned 45,000 hectare Evolución Property, and capitalizing on current market conditions by acquiring undervalued projects in the Americas.

Additional details on the La Platosa Mine and the rest of Excellon’s exploration properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & CEO or

Nisha Hasan, Vice President, Investor Relations

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.